SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2017
TABLE OF CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Sparring Partners Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sparring Partners Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sparring Partners Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sparring Partners Capital, LLC's management. Our responsibility is to express an opinion on Sparring Partners Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sparring Partners Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sparring Partners Capital, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2018

1

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	2,340,461
Fees receivable		1,072,469
Prepaid expenses and other assets		721,082
TOTAL ASSETS	$	4,134,012

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	105,728
Commitments and contingencies (Note 5)		
Member's equity:		
Member's equity		3,543,723
Accumulated other comprehensive income		484,561
Total member's equity		4,028,284
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,134,012

See accompanying notes to financial statements.

2

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded when services under the contractual arrangement are completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Fees Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. In 2017 the Company had no accounts that were doubtful of collection.

Income Taxes

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax, and the Company's allocable share of the member's tax provision for the New York City unincorporated business tax is included in the statement of comprehensive income in "Other Expenses."

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in a local jurisdiction. With few exceptions, the Company is no longer subject to local tax examinations by taxing authorities for years before 2014.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Comprehensive Gain

Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive gain. The Company has presented a statement of changes in member's equity that includes other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

NOTE 3: CONCENTRATION OF CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Deals with 2 clients accounted for approximately 98% of "Fees Receivable" at December 31, 2017.

Deals with 3 clients accounted for approximately 72% of "Fee Income" for the year ended December 31, 2017.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. For the year ended December 31, 2017, the Company accrued $91,800 for its profit-sharing plan, which is included in "Employee benefit plans expense" in the statement of comprehensive income. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan

The Company adopted a noncontributory cash balance defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Changes in projected benefit obligation:	
Benefit obligation at January 1,2017	$ 1,008,029
Service cost	212,420
Interest cost	50,401
Benefit obligation at December 31, 2017	$1,270,850
Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2017	$1,426,687
Actual return on plan assets	311,455
Employer contribution	165,956
Fair value of plan assets at December 31, 2017	1,904,098
Funded status of the plan, included in "Prepaid expenses and other assets" in the Statement of Financial Condition.	$633,248
Amounts recognized in Accumulated Other Comprehensive Income	
Unrecognized actuarial gain	(492,334)
Unrecognized net transition obligation	7,773
Net amount recognized	$148,687
Amounts recognized in the statement of financial condition consisted of:	
Prepaid benefit cost	$ 214,590
Accrued benefit liability	-
Intangible asset	-
Accumulated other comprehensive income	(218,934)
Net amount recognized	$(4,344)

As of December 31, 2017, the following items included in accumulated other comprehensive income had not yet been recognized as components of pension expense:

Net actuarial gain	$ (492,334)
Unrecognized transition obligation	7,773
	$ (484,561)

During 2017, the net gain recognized in comprehensive income was $218,934.

Amounts included in accumulated other comprehensive income for the net gain and net transition amount expected to be recognized as components of net periodic benefit cost in 2017 are $8,075 and $(1,155), respectively.

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2017:

Discount rate	5.00%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Components of net periodic pension cost are as follows:

Service cost	$ 212,420
Interest cost	50,401
Expected return on plan assets	(85,601)
Recognized actuarial gain	(8,075)
Amortization of transition obligation	1,155
Net periodic pension benefit cost	$ 170,300

The Company's pension plan was invested in mutual funds and index funds at December 31, 2017. The target asset allocation is to have 5% to 25% of the plan assets invested in fixed-income funds and the balance of the plan assets invested in equity funds.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

(d)

The following table sets forth by level the assets of the defined benefit plan subject to the fair value hierarchy, on a recurring basis, as of December 31, 2017:

Valuation, at fair value:

Assets:	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$208	$ -	$ -	$208	(a)
Mutual funds					
Bond funds	117,809	-	-	117,809	(a)
Midcap index	490,025	-	-	490,025	(a)
Value index	506,269	-	-	506,269	(a)
Growth index	589,950	-	-	589,950	(a)
International index	199,836	-	-	199,836	(a)
Total	$1,904,097	$ -	$ -	$1,904,097	

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owned by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The money market funds are valued using quoted prices in the active market.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company is not required to contribute to its defined benefit plan in 2018, and the expected amount of employer contribution for the 2018 fiscal year is $0. There are no payments expected to be made for 2018 and for the years 2020 to 2027. There are pension benefit payments totaling $1,424,761 anticipated to be paid in 2019.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Leases
In February 2013, the Company entered into an operating lease for office space that expires in October 2018. The lease contains a free-rent period and provides for future rent increases. The difference between the rent expense and the rent paid is recorded as deferred rent and is included with "Accounts payable and accrued expenses" in the statement of financial condition. At December 31, 2017, the balance of deferred rent was approximately $6,365. There is approximately $67,650 in future payments due under this lease.

The office lease requires a deposit with the landlord in amount of $18,750. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $73,500 in 2017.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company's net capital was $2,234,732, which exceeded the required minimum net capital of $7,049 by $2,227,683. The Company's percentage of aggregate indebtedness to net capital was approximately 5% at December 31, 2017.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2018, the date on which the financial statements were available to be issued. From January 1 through Feb 27, the Member made capital withdrawals totaling $1,000,000. There were no other subsequent events that require adjustment or disclosure in the financial statements.